UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28778/June 24, 2009

_____
In the Matter of   :
                                     :
BUFFALO LARGE CAP FUND, INC.   :
5420 W 61st Pl.   :
Shawnee Mission, KS 66205   :
                                     :
(811-8900)   :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Buffalo Large Cap Fund, Inc. filed an application on January 14,
2009, and amended on May 1, 2009 and May 13, 2009, requesting an
order under section 8(f) of the Act declaring that it has ceased
to be an investment company.

On May 29, 2009, a notice of filing of the application was issued
(Investment Company Act Release No. 28751). The notice gave
interested persons an opportunity to request a hearing and stated
that an order disposing of the application would be issued unless
a hearing was ordered. No request for a hearing has been filed,
and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                  Florence E. Harmon
                                  Deputy Secretary